UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

SPERO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

84833T103

(CUSIP Number)

Atlas Venture

Attention: Ommer Chohan, Chief Financial Officer

400 Technology Square, 10th Floor

Cambridge, MA 02139 USA

(857) 201-2700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 6, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 84833T103	Page 2 of 10

1	NAMES OF REPORTING PERSONS: ATLAS VENTURE FUND X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,031,160[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,031,160[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,031,160[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.2%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	As described in Item 5 below, Atlas Venture Fund X, L.P., a Delaware limited partnership (“Atlas X”), Atlas Venture Associates X, L.P., a Delaware limited partnership (“AVA X LP”) and Atlas Venture Associates X, LLC, a Delaware limited liability company (“AVA X LLC” and together with Atlas X and AVA X LP, the “Reporting Persons”) beneficially own 1,031,160 shares of the Issuer’s Common Stock. All of these shares are held by Atlas X. AVA X LP is the general partner of Atlas X and AVA X LLC is the general partner of AVA X LP. Each of AVA X LP and AVA X LLC has voting and dispositive power over the shares held by Atlas X. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by Atlas X.
2	This percentage is calculated based upon 14,369,182 outstanding shares of Common Stock of the Issuer as of November 30, 2017, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2017 and filed with the Securities and Exchange Commission on December 14, 2017.

CUSIP 84833T103	Page 3 of 10

1	NAMES OF REPORTING PERSONS: ATLAS VENTURE ASSOCIATES X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,031,160[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,031,160[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,031,160[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.2%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

1	As described in Item 5 below, Atlas Venture Fund X, L.P., a Delaware limited partnership (“Atlas X”), Atlas Venture Associates X, L.P., a Delaware limited partnership (“AVA X LP”) and Atlas Venture Associates X, LLC, a Delaware limited liability company (“AVA X LLC” and together with Atlas X and AVA X LP, the “Reporting Persons”) beneficially own 1,031,160 shares of the Issuer’s Common Stock. All of these shares are held by Atlas X. AVA X LP is the general partner of Atlas X and AVA X LLC is the general partner of AVA X LP. Each of AVA X LP and AVA X LLC has voting and dispositive power over the shares held by Atlas X. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by Atlas X.
2	This percentage is calculated based upon 14,369,182 outstanding shares of Common Stock of the Issuer as of November 30, 2017, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2017 and filed with the Securities and Exchange Commission on December 14, 2017.

CUSIP 84833T103	Page 4 of 10

1	NAMES OF REPORTING PERSONS: Atlas Venture Associates X, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,031,160[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,031,160[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,031,160[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.2%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1	As described in Item 5 below, Atlas Venture Fund X, L.P., a Delaware limited partnership (“Atlas X”), Atlas Venture Associates X, L.P., a Delaware limited partnership (“AVA X LP”) and Atlas Venture Associates X, LLC, a Delaware limited liability company (“AVA X LLC” and together with Atlas X and AVA X LP, the “Reporting Persons”) beneficially own 1,031,160 shares of the Issuer’s Common Stock. All of these shares are held by Atlas X. AVA X LP is the general partner of Atlas X and AVA X LLC is the general partner of AVA X LP. Each of AVA X LP and AVA X LLC has voting and dispositive power over the shares held by Atlas X. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by Atlas X.
2	This percentage is calculated based upon 14,369,182 outstanding shares of Common Stock of the Issuer as of November 30, 2017, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2017 and filed with the Securities and Exchange Commission on December 14, 2017.

CUSIP 84833T103	Page 5 of 10

INTRODUCTION

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by Atlas Venture Fund X, L.P., Atlas Venture Associates X, L.P. and Atlas Venture Associates X, LLC, as described in Item 3 below.

ITEM 1.	SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share (the “Common Stock”) of Spero Therapeutics, Inc., a Delaware corporation (the “Issuer” or “Spero”). The principal executive offices of the Issuer are located at 675 Massachusetts Avenue, Cambridge, Massachusetts 02139.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by (i) Atlas Venture Fund X, L.P., a Delaware limited partnership (“Atlas X”), (ii) Atlas Venture Associates X, L.P., a Delaware limited partnership (“AVA X LP”) and (iii) Atlas Venture Associates X, LLC, a Delaware limited liability company (“AVA X LLC” and together with Atlas X and AVA X LP, the “Reporting Persons”).

(b)	The address of the principal place of business of each of the Reporting Persons is c/o 400 Technology Square, 10th Floor, Cambridge, Massachusetts 02139.

(c)	The principal business of each of the Reporting Persons is the venture capital investment business.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Atlas X and AVA X LP is a Delaware limited partnership. AVA X LLC is a Delaware limited liability company.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 1,031,160 shares of Common Stock, consisting of (i) 602,589 shares of Common Stock that were acquired by Atlas X prior to the Issuer’s initial public offering (the “IPO”) and (ii) 428,571 shares of Common Stock that were purchased by Atlas X in the IPO at the public offering price of $14.00 per share. The IPO closed on November 6, 2017.

The 602,589 shares of Common Stock acquired prior to the IPO were acquired at the closing of the IPO upon the automatic conversion of 3,662,178 shares of Series C preferred stock, which were issued upon conversion of 3,662,178 preferred C units of the Issuer upon conversion of the Issuer from a limited liability company to a corporation. The preferred C units were originally purchased for an aggregate purchase price of $6.5 million.

The 428,571 shares of Common Stock acquired in the IPO were purchased for an aggregate purchase price of $6 million.

The funds used by Atlas X to acquire the securities described above were obtained from its general and limited partners.

CUSIP 84833T103	Page 6 of 10

ITEM 4.	PURPOSE OF TRANSACTION

Atlas X purchased the Common Stock for investment purposes. Except as set forth herein and except that the Reporting Persons or any of their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, as of the date of this Schedule 13D, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Jean-François Formela, M.D., a member of AVA X LLC a, has served on the board of directors of the Issuer since March 2013. As a director of the Issuer, Dr. Formela may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of this Item 4.

CUSIP 84833T103	Page 7 of 10

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) (b)	As of the date hereof, Atlas X is the record owner of 1,031,160 shares of Common Stock. AVA X LP is the general partner of Atlas X and AVA X LLC is the general partner of AVA X LP. Each of Atlas X, AVA X LP and AVA X LLC has shared voting and dispositive power over the shares held by Atlas X. As such, each of Atlas X, AVA X LP and AVA X LLC may be deemed to beneficially own the shares held by Atlas X.

Each of the Reporting Persons may be deemed to beneficially own 7.2% of the Issuer’s outstanding Common Stock, which percentage is calculated based upon 14,369,182 outstanding shares of Common Stock, as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended September 30, 2017 and filed with the Securities and Exchange Commission on December 14, 2017.

(c)	None of the Reporting Persons have purchased or sold any shares of Common Stock during the past 60 days.

(d)	No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Investors’ Rights Agreement

Atlas X and certain other stockholders of the Issuer entered into an Investors’ Rights Agreement dated June 30, 2017 (the “Investors’ Rights Agreement”), with the Issuer. Under the Investors’ Rights Agreement, holders of registrable shares can demand that the Issuer file a registration statement or request that their shares be included on a registration statement that the Issuer is otherwise filing, in either case, registering the resale of their shares of Common Stock. These registration rights are subject to conditions and limitations, including the right, in certain circumstances, of the underwriters of an offering to limit the number of shares included in such registration and the Issuer’s right, in certain circumstances, not to effect a requested S-1 registration within 60 days before or 180 days following any offering of the Issuer’s securities, or a requested S-3 registration within 30 days before or 90 days following any offering of the Issuer’s securities.

Demand Registration Rights

At any time after April 30, 2018, the holders of at least 60% of the registrable securities then outstanding under the Investors’ Rights Agreement may require the Issuer to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), on a Form S-1 at the Issuer’s expense, subject to certain exceptions, with respect to the resale of their registrable shares, and the Issuer is required to use commercially reasonable efforts to effect the registration. At any time after the Issuer is eligible to use a registration statement under the Securities Act on Form S-3, the holders of at least 25% of the registrable securities then outstanding under the Investors’ Rights Agreement may require the Issuer to file a registration statement on Form S-3 at the Issuer’s expense, subject to certain exceptions, with respect to the resale of their registrable shares, and the Issuer is required to use commercially reasonable efforts to effect the registration.

Piggyback Registration Rights

 In the event that the Issuer proposes to register any of its securities under the Securities Act either for its own account or for the account of other security holders, the holders of registrable shares will be entitled to notice of such registration and to request that the Issuer include registrable shares for resale on such registration statement, subject to the right of any underwriter to limit the number of shares included in such registration.

CUSIP 84833T103	Page 8 of 10

Expenses of Registration

Subject to certain limitations, the Issuer will pay all registration expenses related to any demand or piggyback registration rights described above. The Investors’ Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders, in the event of misstatements or omissions in the registration statement attributable to the Issuer except in the event of fraud, and selling stockholders are obligated to indemnify the Issuer for misstatements or omissions attributable to them.

Expiration of Registration Rights

The registration rights will terminate upon the later of (i) the date on which all registrable shares have been sold, (ii) the closing of certain liquidation events, and (iii) November 6, 2022.

The foregoing description of the terms of the Investors’ Rights Agreement is not complete and is qualified in its entirety by reference to the text of the Investors’ Rights Agreement, which is referenced as Exhibit A, and incorporated herein by reference.

Lock-Up Agreement

Atlas X, along with all of the Issuer’s directors (including Dr. Formela), executive officers and other stockholders, have agreed with the underwriters for the IPO that, for a period of 180 days after November 6, 2017 and subject to specified exceptions, it will not, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale, lend or otherwise dispose of or transfer any shares of Common Stock or any securities convertible into or exercisable or exchangeable for or repayable with shares of Common Stock, request or demand that the Issuer file a registration statement related to its Common Stock or enter into any swap or other agreement that transfers to another, in whole or in part, directly or indirectly, the economic consequence of ownership of any Common Stock, whether any such swap, agreement or transaction is to be settled by delivery of shares of Common Stock or other securities, in cash or otherwise.

The lead underwriters, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Cowen and Company, LLC, may, in their discretion and at any time or from time to time before the termination of the lock-up period, without public notice, release all or any portion of the securities subject to lock-up agreements.

Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

The foregoing description of the terms of the lock-up agreement is not complete and is qualified in its entirety by reference to the text of the form of lock-up agreement, which is referenced as Exhibit B, and incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

A.	Spero Therapeutics, Inc. Investors’ Rights Agreement, dated June 30, 2017 (Incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-220858), filed with the Securities and Exchange Commission on October 6, 2017).

B.	Form of Lock-Up Agreement (Incorporated by reference to Exhibit B of Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-220858), filed with the Securities and Exchange Commission on October 23, 2017).

C.	Agreement regarding filing of joint Schedule 13D.

CUSIP 84833T103	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2018

ATLAS VENTURE FUND X, L.P.

By: Atlas Venture Associates X, L.P., its general partner

By: Atlas Venture Associates X, LLC, its general partner

By:  /s/ Ommer Chohan

Name:  Ommer Chohan

Title:    Chief Financial Officer

ATLAS VENTURE ASSOCIATES X, L.P.

By: Atlas Venture Associates X, LLC, its general partner

By:  /s/ Ommer Chohan

Name:  Ommer Chohan

Title:    Chief Financial Officer

ATLAS VENTURE ASSOCIATES X, LLC

By:  /s/ Ommer Chohan

Name:  Ommer Chohan

Title:    Chief Financial Officer

CUSIP 84833T103	Page 10 of 10

EXHIBIT C

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.

Dated: March 14, 2018

ATLAS VENTURE FUND X, L.P.

By: Atlas Venture Associates X, L.P., its general partner

By: Atlas Venture Associates X, LLC, its general partner

By:  /s/ Ommer Chohan

Name:  Ommer Chohan

Title:    Chief Financial Officer

ATLAS VENTURE ASSOCIATES X, L.P.

By: Atlas Venture Associates X, LLC, its general partner

By:  /s/ Ommer Chohan

Name:  Ommer Chohan

Title:    Chief Financial Officer

ATLAS VENTURE ASSOCIATES X, LLC

By:  /s/ Ommer Chohan

Name:  Ommer Chohan

Title:    Chief Financial Officer